C/Funds Group, Inc. Mutual Fund Series Email: cfunds@ctrust.com - Internet: www.ctrust.com/cfunds.htm	201 Center Road, Suite 2 Venice, FL 34285 Voice: 941-488-6772 Toll Free: 800-338-9477 Fax: 941-496-4660

December 31, 2006

C/Fund	Today's NAV Per Share: $17.91 Total Assets Held: $4.0 million Percentage Invested In Stocks: 96%
Transactions (Shares Purchased and Sold Purchased: None Sold: None

C/Growth Stock Fund	Today's NAV Per Share: $12.05 Total Assets Held: $2.0 million Percentage Invested In Stocks: 90%
Transactions (Shares Purchased and Sold) Purchased: 1,055 shs RPC Inc Sold: 1,490 shs Vimpel-Comm - ADR

Return Information as of 12/31/06

Fund	YTD	Before Taxes				After Taxes on Distributions				After Taxes on Distributions and Sale of Fund Shares
12/31/06	12 Months	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception	1 year	5 year	10 year	Inception
C/Fund	14.78%	14.78%	7.20%	5.64%	9.25%	14.71%	6.96%	4.38%	7.45%	10.70%	4.91%	4.94%	6.99%
C/Growth Stock Fund	10.45%	10.45%	8.27%	9.26%	8.89%	7.95%	6.70%	7.30%	7.24%	8.10%	6.29%	7.84%	7.07%

NOTE: Performance data quoted represents past performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Year to date return is actual and all others are annualized returns.

Remember that a fund's past performance is not necessarily an indication of how it will perform in the future.

Announcements

Fund Information Available on NASDAQ

You can now view NAV information on line through financial information providers such as Yahoo Finance. The ticker symbols are CFUNX for the C/Fund and CGROX for C/Growth Stock Fund.

Dividend Information

C/Fund			C/Growth Stock Fund
12/31/06	Qualified Dividend	$0.0650	12/31/06	Ordinary Income	$0.2125
	LTCG Dividend	$0.0000		LTCG Dividend	$1.5775
	Total C/Fund 12/31/06 Dividend	$0.0650		Total C/Growth Stock 12/31/06 Dividend	$1.7900

C/Funds on the Internet!

C/Funds information like daily Net Asset Values, current and previous newsletters, Annual Reports, and the Prospectus are now available via the World Wide Web. Point your favorite browser to http://www.ctrust.com and follow the C/Funds link for current information or the Library link for archives and larger documents.

You can also reach us by electronic mail at cfunds@ctrust.com.

C/Funds Offers Automatic Investing!

Free electronic transfers between your personal checking account and your C/Funds Group account enables you to invest conveniently without mailing checks. For more information please call us at (800) 338-9477 or 488-6772.

Get More Information

For more complete information about C/Funds Group, Inc., including expenses, review our Prospectus which is available at our web site as described above at "C/FUNDS on the Internet," by writing to us at the address shown on this newsletter, or by calling (800) 338-9477 or (941)-488-6772. Read the Prospectus carefully before you invest or forward funds.